14042030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02399

NOV 28 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.A. Davidson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls (City) MT (State) 59401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Nicholson (406) 791-7284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 W. Jackson 20th Floor (Address) Chicago (City) (State) 4 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
17 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $404,677, credits $285,734)

KASSIE L. LONGFELLOW
NOTARY PUBLIC for the
State of Montana
Residing at Great Falls, Montana
My Commission Expires
April 28, 2018

NOTARIAL SEAL — KASSIE L. LONGFELLOW — STATE OF MONTANA

[signature]
Signature

CFO
Title

Kassie L. Longfellow
Notary Public

dated: November 26, 2014
venue: DA Davidson & Co., Great Falls, MT 59403

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and
Statements of Financial Condition for

D.A. Davidson & Co.

September 30, 2014 and 2013

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
D.A. Davidson & Co.

We have audited the accompanying statement of financial condition of D.A. Davidson & Co. (the Company, a wholly-owned subsidiary of D.A. Davidson Companies) as of September 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The financial statement as of September 30, 2013 was audited by other auditors. Those auditors expressed an unqualified opinion on this financial statement in their report dated November 27, 2013.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 26, 2014

D.A. DAVIDSON & CO.

Statements of Financial Condition

	September 30, 2014	September 30, 2013
Assets		
Cash and cash equivalents	$ 13,810,353	$ 49,642,407
Cash segregated under federal regulations	4,995,898	—
Securities purchased under agreements to resell	38,047,874	17,502,612
Receivables:		
Customers, net	150,511,106	145,968,816
Brokers, dealers and clearing organizations	52,910,043	81,550,137
Related parties	861,559	11,989,997
Other	13,408,697	13,484,212
Securities owned	96,054,451	56,042,193
Equipment and leasehold improvements (less accumulated depreciation and amortization of $34,460,715 in 2014 and $31,129,926 in 2013)	14,367,789	15,246,637
Notes receivable, net	24,231,235	30,016,084
Goodwill and intangible asset, net	4,777,397	5,049,200
Deferred tax asset, net	11,940,101	10,268,669
Other assets	13,615,725	16,798,347
Total assets	$ 439,532,228	$ 453,559,311
Liabilities and Shareholder's Equity		
Liabilities:		
Checks in advance of deposits	$ 10,972,943	$ 9,842,433
Loans payable to banks	6,000,000	13,000,000
Payables:		
Customers	102,102,058	124,283,964
Brokers, dealers and clearing organizations	6,013,287	5,802,187
Related parties	3,237,266	2,098,625
Securities sold, not yet purchased	53,189,237	33,571,463
Income taxes payable	925,662	498,427
Accrued employee compensation	47,458,589	40,439,976
Other payables and accrued liabilities	20,543,493	24,056,252
Total liabilities	250,442,535	253,593,327
Commitments and contingencies		
Shareholder's equity:		
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)	100	100
Additional paid-in capital	73,816,839	67,154,912
Retained earnings	115,272,754	132,810,972
Total shareholder's equity	189,089,693	199,965,984
Total liabilities and shareholder's equity	$ 439,532,228	$ 453,559,311

See accompanying notes to the statements of financial condition.

(1) Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a Montana corporation that is a wholly-owned subsidiary of D.A. Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the west, concentrated along the Pacific Coast and Rocky Mountain regions.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB". The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,* sometimes referred to as the Codification or ASC.

(a) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(b) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary.

(c) Securities

Securities at September 30, 2014 and 2013 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value with realized and unrealized gains and losses included in trading revenue.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities, mutual funds and US government obligations.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds and government agency mortgage backed bonds.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market indications or prices of the securities or similar securities, pricing models based on estimated cash flows and yields, the values established in the financial statements of limited partnership investments, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations, auction rate preferred securities and limited partnership investments owned by the Company.

See footnote 5 for further information regarding Securities Owned and Sold, Not Yet Purchased.

(d) Income Taxes

The Company and its sister corporations are included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. The Company is no longer subject to U.S. federal, state, and local income tax examinations by authorities for fiscal years ending on and prior to September 30, 2006. Federal income taxes are calculated as if the companies filed on a separate return basis. Amounts are included in related parties receivables and payables for income tax payments made by the Company on behalf of the Parent and sister corporations. As of September 30, 2014 and 2013, receivables were $601,999 and $727,688, respectively, and payables were $562,928 and $472,334, respectively.

The Company accounts for income taxes in accordance with the *Income Taxes* topic of FASB ASC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of September 30, 2014, the Company has not made any accruals for uncertain tax positions.

(e) Cash Equivalents

Cash equivalents consist primarily of money market funds which invest in United States Treasury bills, notes and commercial paper with original maturities of 90 days or less, and amounted to $0 and $23,000,000 at September 30, 2014 and 2013, respectively. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(f) Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(g) Receivables from and Payables to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(h) Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from 2 to 10 years.

(i) Goodwill and Intangible Assets

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. As of September 30, 2014 and 2013, the balance of goodwill was $2,395,337.

The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2014 and 2013.

In connection with the March 2009 acquisition of the assets and operations of Ruan Securities, the Company recorded an intangible asset of $1,348,060 identifiable with the Ruan customer base, which is being amortized over the estimated useful life of seven years. In connection with the December 2011 acquisition of the operation of Silver Steep Partners, LLC, the Company recorded an intangible asset of $1,200,000 identifiable with the Silver Steep customer base, which is being amortized over the estimated useful life of three years.
In connection with the CW merger the Company recorded an intangible asset of $2,651,473 identifiable with the CW customer base, which is being amortized over the estimated useful life of ten years. The value of the intangible asset is based on the present value of estimated net cash flows from the CW customer accounts over the ten year period. See footnote 3 for further discussion of this acquisition.

The balance of these intangible assets was $2,382,060 and $2,653,863, net of accumulated amortization of $2,817,473 and $2,352,670 as of September 30, 2014 and 2013, respectively.

(j) ***Allowance for Doubtful and Impaired Receivables***

The Company provides an allowance for losses on doubtful and impaired customer accounts and notes receivable based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's investment in impaired customer accounts and notes receivable (for which there is no related allowance for credit losses) totaled $532,500 and $557,500 at September 30, 2014 and 2013, respectively. Allowances for estimated losses and impairment on customer accounts and notes receivable totaled $548,610 and $197,184 at September 30, 2014 and 2013, respectively.

(k) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company considers its more significant estimates to include the accrual for legal claims, reserves for claims under the Company's self-insured employee medical plan, the valuation of Level 3 securities, and allowances for doubtful and impaired receivables.

(l) ***Stock-Based Compensation***

The Parent's stock option plan provides for the granting of Parent common stock options to officers, key employees and directors of the Company. The Company accounts for its share-based compensation in accordance with the *Stock Compensation* topic of FASB ASC, which requires recognition of expense related to the fair value of share-based compensation.

Compensation cost recognized for the years ended September 30, 2014 and 2013 includes compensation cost for all share-based compensation granted subsequent to October 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of the *Stock Compensation* topic, recognized using the straight-line attribution method.

(m) Long-Lived Assets

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any impairment charges during the years ended September 30, 2014 and 2013 as there were no long-lived assets that were considered impaired.

(n) Notes Receivable

Notes receivable consist of unsecured loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of three to ten years. Repayment is generally made with the employees' bonus compensation.

(o) Recent Accounting Pronouncements

The Company did not adopt any new accounting pronouncements that would impact the Company's financial position, results of operations, or cash flows as of and for the years ended September 30, 2014 and 2013.

(p) Subsequent Events

The Company has evaluated events subsequent to September 30, 2014 through November 26, 2014, which is the date the financial statements were available to be issued. No events were noted that require disclosure in the footnotes to the financial statements.

(2) Net Capital Requirements

D.A. Davidson & Co. is subject to the Uniform Net Capital Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under SEC Rule 15c3-3. At September 30, 2014, the Company's net capital of $91,931,635 was 49.60% of aggregate debit items and net capital exceeded the required capital of $3,705,016 by $88,226,619.

The net capital computation included in the Company's FOCUS report filed with the Financial Industry Authority on October 23, 2014 reported net capital of $92,263,657 which differed from the amount above due to period end adjustments for net income (primarily comprised of expense accrual adjustments), income tax, and allowable credits adjustments.

(3) Acquisition of Crowell, Weedon & Co.

On August 5, 2013, the Company's Parent acquired all of the ownership interests of Crowell, Weedon & Co. (CW) pursuant to a merger agreement with a newly-formed subsidiary, which was merged into the Company on November 29, 2013. CW was a regional broker-dealer located in southern California primarily in the private client business. The consideration for the CW merger included 711,166 shares of Parent company stock with a fair value as of the merger date of $14,714,031 and $10,913,836 of cash. In addition, 120,681 shares of the Parent Company stock with a fair value of $2,496,888 as of the merger date were deposited in escrow to secure indemnification responsibilities of the CW owners to the Company. These shares will be released to the CW owners on August 5, 2015 if indemnification of liabilities to the Company is not required pursuant to the indemnification agreement. The merger of CW expanded the Company's private client and capital markets businesses into southern California.

The Company's statements of financial condition include the assets and liabilities of CW as if CW had been merged into the Company as of August 5, 2013.

The fair value of the assets acquired and liabilities assumed as of the acquisition date were as follows:

Cash and equivalents	$	11,017,349
Receivables from customers and related parties		48,434,034
Receivables from brokers, dealers and clearing organizations		34,448,224
Securities		2,209,507
Intangible asset		2,651,373
Other assets		5,547,501
Loans payable to banks		(28,000,000)
Payables to customers and related parties		(35,031,416)
Payables to brokers, dealers and clearing organizations		(2,018,145)
Intangible liability		(2,061,067)
Other payables and accrued liabilities		(9,072,605)
Net assets acquired at fair value	$	28,124,755

The fair value of the net assets acquired have been recorded as a capital contribution from the Parent.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

	Receivable	Payable
September 30, 2014:		
Securities failed-to-deliver/receive	$ 4,130,831	$ 3,496,601
Broker Omnibus	16,301,498	—
Unsettled proprietary trades	31,858,482	—
Other	619,232	2,516,686
	$ 52,910,043	$ 6,013,287
September 30, 2013:		
Securities failed-to-deliver/receive	$ 9,221,369	$ 3,263,520
Broker omnibus	47,380,629	—
Unsettled proprietary trades	24,221,399	650,327
Other	726,740	1,888,340
	$ 81,550,137	$ 5,802,187

(5) Securities Owned and Sold, Not Yet Purchased

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1(c) for a discussion of the Company's fair value measurement accounting policies.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 and 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2014:				
Securities Owned:				
Equity Securities	$ 2,766,711	$ —	$ —	$ 2,766,711
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	35,370,472	—	35,370,472
Debt securities issued by states of the United States and political subdivisions of the states	—	11,644,369	5,744,689	17,389,058
Corporate debt securities	—	18,552,985	—	18,552,985
Certificates of Deposit	—	20,403,638	—	20,403,638
Auction Rate Preferred Securities	—	—	1,094,000	1,094,000
Limited Partnerships	—	—	477,587	477,587
	$ 2,766,711	$ 85,971,464	$ 7,316,276	$ 96,054,451
Securities Sold, Not Yet Purchased:				
Equity Securities	$ 773,692	$ —	$ —	$ 773,692
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	40,583,402	—	40,583,402
Debt securities issued by states of the United States and political subdivisions of the states	—	1,119,300	—	1,119,300
Certificates of Deposit	—	10,712,843	—	10,712,843
	$ 773,692	$ 52,415,545	$ —	$ 53,189,237

		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
September 30, 2013:								
Securities Owned:								
Equity Securities	$	2,516,597	$	—	$	—	$	2,516,597
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies		—		22,390,715		—		22,390,715
Debt securities issued by states of the United States and political subdivisions of the states		—		11,642,013		6,750,576		18,392,589
Corporate debt securities		—		10,531,448		—		10,531,448
Certificates of Deposit		—		349,220		—		349,220
Auction Rate Preferred Securities		—		—		1,344,000		1,344,000
Limited Partnerships		—		—		517,624		517,624
	$	2,516,597	$	44,913,396	$	8,612,200	$	56,042,193
Securities Sold, Not Yet Purchased:								
Equity Securities	$	1,054,032	$	—	$	—	$	1,054,032
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies		—		16,194,496		—		16,194,496
Debt securities issued by states of the United States and political subdivisions of the states		—		545,258		—		545,258
Corporate debt securities		—		7,942,819		—		7,942,819
Certificates of Deposit		—		7,834,858		—		7,834,858
	$	1,054,032	$	32,517,431	$	—	$	33,571,463

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Level 3 Beginning Balance	Purchase of Investments	Sale/ Redemption of Investments	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Level 3 Ending Balance
2014						
Securities Owned:						
Debt securities issued by states of the United States and political subdivisions of the states	$ 6,750,576	$ 15,882,819	$ (17,923,661)	$ 307,977	$ 726,978	$ 5,744,689
Auction rate preferred securities	1,344,000	—	(250,000)	—	—	1,094,000
Limited partnerships	517,624	25,000	(267,331)	62,500	139,794	477,587
	$ 8,612,200	$ 15,907,819	$ (18,440,992)	$ 370,477	$ 866,772	$ 7,316,276
2013						
Securities Owned:						
Debt securities issued by states of the United States and political subdivisions of the states	$ 7,322,050	$ 4,250,667	$ (4,822,141)	$ —	$ —	$ 6,750,576
Auction rate preferred securities	91,500	1,246,500	—	—	6,000	1,344,000
Limited partnerships	491,467	—	(19,740)	—	45,897	517,624
	$ 7,905,017	$ 5,497,167	$ (4,841,881)	$ —	$ 51,897	$ 8,612,200

There were no transfers between levels during the years ended September 30, 2014 and 2013.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as level 3 in the fair value hierarchy as of September 30, 2014 and 2013:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values/ (Weighted Avg)
2014				
Sanitation			Repayment terms	13-20 years
Improvement		Discounted cash	Discount rates	7.75%
Districts	$5,744,689	flow approach	Estimated housing starts	1-6
			Bond tax levy	0.70%
			Developed lot value	$200,000-$1,100,000
Auction Rate		Market indications or		
Preferred Securities	$1,094,000	prices from private sources	NA	NA
2013				
Sanitation			Repayment terms	7-20 Years
Improvement		Discounted cash	Discount rates	7.75%
Districts	$6,750,576	flow approach	Estimated housing starts	2-42
			Bond tax levy	0.70%
			Developed lot value	$200,000-$1,300,000
Auction Rate		Market indications or		
Preferred Securities	$1,344,000	prices from private sources	NA	NA

The Company holds investments in limited partnerships which are valued at net asset value. These investments total $477,587 and $517,624 as of September 30, 2014 and 2013, respectively.

(6) Equipment and Leasehold Improvements

Equipment and leasehold improvements as of September 30, 2014 and 2013 consist of the following:

	2014	2013
Furniture and equipment	$ 15,427,920	$ 14,628,967
Computer hardware	11,019,754	10,023,491
Software	3,197,088	3,112,443
Leasehold improvements	18,552,201	17,866,570
Construction in progress	631,541	745,092
Total fixed assets	48,828,504	46,376,563
Less: Accumulated depreciation	(34,460,715)	(31,129,926)
	$ 14,367,789	$ 15,246,637

(7) Loans Payable to Banks

At September 30, 2014, the Company had two revolving lines of credit totaling $50,000,000, secured by certain Company or customer margin assets. These revolving lines of credit are payable on demand and bear interest at rates that vary with the federal funds rates. One of the lines has a maturity date of March 16, 2015, and the other line of credit does not specify a maturity date or the amount of credit available. Outstanding borrowings under these lines of credit at September 30, 2014, were $6,000,000.

At September 30, 2013, the Company had three revolving lines of credit totaling $100,000,000, secured by certain Company or customer margin assets. There was $13,000,000 borrowed under these lines of credit at September 30, 2013.

The Company's parent, D.A. Davidson Companies, has pledged two-thirds of the Company's outstanding common stock in connection with a $20,000,000 bank credit facility of D.A. Davidson Companies. The balance outstanding on that credit facility was $16,500,000 as of September 30, 2014.

(8) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan. Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the employee stock ownership plan consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage up to limits established by the plan.

(9) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2014		2013
Deferred tax assets:				
Employee compensation and benefits	$	9,580,206	$	8,058,694
Equipment and leasehold improvements, principally difference in depreciation		806,492		425,585
Accrued expenses		1,816,009		2,245,602
Intangible assets		331,587		653,648
Other		593,642		479,521
Total deferred tax assets		13,127,936		11,863,050
Deferred tax liabilities:				
Prepaid expenses		1,126,784		1,323,886
State taxes		14,725		237,750
Other		46,326		32,745
Total deferred tax liabilities		1,187,835		1,594,381
Net deferred tax asset	$	11,940,101	$	10,268,669

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2014, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., D.A. Davidson Trust Company, and Davidson Fixed Income Management, Inc. Additional related parties consist of significant shareholders of the Parent, directors and principal officers.

In the normal course of business, the Company advances funds to and receives funds from the Parent and sister corporations. These receivables and payables bear interest at broker call rates and consisted of $456,882 and $10,363,447 of receivables and $2,951,445 and $1,529,500 of payables at September 30, 2014 and 2013, respectively.

The Company rents its Great Falls, Montana office space, at terms which it considers to be fair market value, from a limited liability company whose members include the Chairman Emeritus of the Parent and his immediate family.

(11) Stock Based Compensation

The Parent's stock option plan (the Plan) provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. All options currently outstanding vest or are earned over periods ranging from one to four years.

Stock option activity for D.A. Davidson & Co.'s portion of the Plan for the years ended September 30, 2014 and 2013 was as follows:

	Options Outstanding		
	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2012 (76,750 exercisable)		92,750	$ 19.97
Exercised		(3,750)	19.06
Expired		(69,500)	19.79
Outstanding at September 30, 2013 (19,500 exercisable)		19,500	20.81
Granted		5,000	20.03
Expired		(17,000)	21.14
Outstanding at September 30, 2014 (1,250 exercisable)		7,500	$ 19.53
Exercisable at September 30, 2014	6 months	1,250	$ 18.52

Proceeds received by the Parent on exercises of stock options were $71,475 for the year ended September 30, 2013. Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. The Company expects all its outstanding options to vest.

As of September 30, 2014 and 2013, respectively, there was $13,626 and $5,330 of total unrecognized compensation cost related to options granted since December 1, 2009. Those costs are expected to be recognized over the remaining weighted average vesting period of 4.3 (2014 options), and 1.3 (2012 options) years as of September 30, 2014.

The following table summarizes the status and activity regarding share based awards offered by the Company:

	Share-Based Awards	
	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2012	374,296	$ 19.94
Granted	157,299	20.34
Vested	(60,240)	20.83
Forfeited	(7,922)	19.74
Outstanding at September 30, 2013	463,433	19.97
Granted	223,591	20.16
Vested	(86,244)	19.84
Forfeited	(11,294)	19.85
Outstanding at September 30, 2014	589,486	$ 20.06

The Company has compensation agreements with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. In addition, the Company offers restricted stock grants of the Parent, in which shares of the Parent are issued subject to forfeiture if vesting conditions are not satisfied. There was $10,775,226 and $9,067,064 of total unrecognized compensation related to these share-based awards as of September 30, 2014 and 2013, respectively. Those costs are expected to be recognized over the remaining weighted average vesting period of 4.0 years as of September 30, 2014, and 4.4 years as of September 30, 2013.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

(12) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2014, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

(13) Commitments and Contingencies

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms in excess of one year as of September 30, 2014:

	Related Party	Third Party
2015	$ 1,061,557	$ 10,459,326
2016	1,077,480	9,447,367
2017	1,093,643	8,338,653
2018	1,110,047	6,509,217
2019	185,465	5,322,066
Thereafter	-	15,609,952
	$ 4,528,192	$ 55,686,581

The Company has a partially self-insured plan for eligible employee medical and dental expenses. Stop loss insurance is maintained for individual claims in excess of $135,000 for each policy year. In addition, the Company has an aggregate stop loss in place of $8,360,392 at September 30, 2014. The Company is also self-insured for employee short-term disability coverage. The maximum coverage period is fifty weeks. Benefits are subject to certain weekly compensation limits.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.